SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENOMIC HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37244C101

(CUSIP Number)

Exact Sciences Corporation

441 Charmany Drive

Madison, WI 53719

Attn: D. Scott Coward, Senior Vice President, General Counsel,

Chief Administrative Officer & Secretary

(608) 535-8815

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Attn: Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

(312) 407-0700

November 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244C101

1.	Name of Reporting Person Exact Sciences Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 (See Items 4 and 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100 (See Items 4 and 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (See Items 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Explanatory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment”) in respect of Genomic Health, Inc., a Delaware corporation (“Genomic Health”), relates to shares of common stock, par value $0.0001 per share, of Genomic Health (“Genomic Health Common Stock”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D filed on August 7, 2019 (the “Original 13D”, and together with this Amendment, the “Schedule 13D”) by Exact Sciences Corporation, a Delaware corporation (“Exact Sciences”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds

Item 3 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Upon closing of the Merger, pursuant to the terms and conditions of the Merger, Genomic Health has become a wholly owned subsidiary of Exact Sciences and at the Effective Time, each share of Genomic Health common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time was converted into the right to receive (i) $27.50 in cash, without interest and (ii) 0.45043 of a share of Exact Sciences common stock, par value $0.01 per share, and cash in lieu of fractional shares (together, the “Merger Consideration”), less any applicable withholding taxes. The total aggregate consideration payable in the Merger was approximately $1.06 billion in cash and approximately 17.4 million shares of Exact Sciences common stock.

Item 4. Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Consummation of the Merger

On November 8, 2019, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into Genomic Health, with Genomic Health continuing as the surviving corporation of the Merger. As a result of the Merger, Genomic Health has become a wholly owned subsidiary of Exact Sciences and at the Effective Time, each share of Genomic Health Common Stock, issued and outstanding immediately prior to the Effective Time (except for shares held by a holder who properly exercised and perfected appraisal rights under Delaware law) was converted into the right to receive the Merger Consideration, less any applicable withholding taxes.

As of the Effective Time, each outstanding Genomic Health stock option granted to a non-employee director of Genomic Health, whether or not vested, and each vested Genomic Health stock option was canceled in exchange for the right to receive the Merger Consideration in an amount based on the spread between the Merger Consideration and the per share exercise price of such Genomic Health stock option, less applicable tax withholding. In addition, as of the Effective Time, each outstanding Genomic Health restricted stock unit granted to a non-employee director of Genomic Health was canceled in exchange for the right to receive the Merger Consideration in respect of each share of Genomic Health Common Stock subject to such award. Each outstanding unvested Genomic Health stock option and outstanding Genomic Health restricted stock unit (other than any stock options or restricted stock units held by non-employee directors) was assumed by Exact Sciences and converted into a corresponding award of Exact Sciences as of the Effective Time, in each case, as calculated in accordance with the formula set forth in the Merger Agreement and after appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards immediately prior to the Effective Time.

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time all members of the board of directors of Genomic Health were replaced by the directors of Merger Sub. The articles of incorporation of Genomic Health were amended as set forth in Exhibit B to the Merger Agreement, and the bylaws of Genomic Health were amended to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except as to the name of Genomic Health).

Upon the closing of the Merger, the shares of Genomic Health Common Stock that previously traded under the ticker symbol “GHDX” ceased trading on, and have been or are being delisted from, the Nasdaq Stock Market LLC. In addition, the shares of Genomic Health Common Stock will be deregistered under the Act.

The above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) — (b) As a result of the Merger and pursuant to the Merger Agreement, Exact Sciences beneficially owns and has sole power to vote and dispose of 100 shares of Genomic Health Common Stock, which represent 100% of the shares of Genomic Health Common Stock outstanding after the Effective Time. To Exact Sciences’ knowledge, no shares of Genomic Health Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

(c) Except as described in this Schedule 13D, no transactions in shares of Genomic Health Common Stock were effected during the past sixty (60) days by Exact Sciences, or, to the best of the knowledge of Exact Sciences, by any of the other persons listed on Schedule A hereto, other than as disclosed on Forms 4 filed with the SEC. As previously disclosed in the Original 13D, Eli D. Casdin, a director of Exact Sciences, may have been considered a beneficial owner of 1,000 shares of Genomic Health Common Stock, as custodian of accounts held in his dependent children’s names. Pursuant to the Merger Agreement, at the Effective Time, such shares were converted into the right to receive the Merger Consideration.

(d) To the knowledge of Exact Sciences, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Genomic Health Common Stock.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the forms of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2019

EXACT SCIENCES CORPORATION

By:	/s/ D. Scott Coward
Name: D. Scott Coward
Title: Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Exact Sciences. To Exact Sciences’ knowledge, all directors and officers listed below are citizens of the United States, except for Mr. Jacquet, who is a citizen of Belgium and Mr. Hoof who is a citizen of Germany. The business address of all directors and officers listed below is c/o Exact Sciences Corporation, 441 Charmany Drive, Madison, WI 53719.

Name	Present Principal Occupation or Employment

Officers
Kevin T. Conroy	President, Chief Executive Officer and Director
Jeffrey T. Elliott	Chief Financial Officer
Mark Stenhouse	General Manager, Screening
G. Bradley Cole	General Manager, Precision Oncology
Torsten Hoof	General Manager, International
Jake Orville	General Manager, Pipeline
Directors
Kevin T. Conroy	President, Chief Executive Officer of Exact Sciences
Katherine S. Zanotti	Former Chief Executive Officer of Arbonne International
Thomas D. Carey	Founder and Managing Partner of Perspective Group LLC
Eli Casdin	Founder of Casdin Capital
James E. Doyle	Of Counsel at Foley & Lardner LLP
Daniel J. Levangie	Co-Founder and Manager of ATON Partners and President and Chief Executive Officer of CereVasc, LLC
Kathleen G. Sebelius	Chief Executive Officer of Sebelius Resources LLC
Michael S. Wyzga	Former President and Chief Executive Officer of Radius Health, Inc.
Andrew Slavitt	Founder and General Partner of Town Hall Ventures
Pierre Jacquet	Managing Director and Global Head of L.E.K. Consulting’s Healthcare practice